CONSENT OF QUALIFIED PERSON

I, Michele Lee Cote, P.Geo, consent to the public filing by Alamos Gold Inc. of the technical report titled “NI 43-101 Technical Report for the Mulatos Property, Sahuaripa Municipality, Sonora, Mexico” and dated effective December 31, 2022 (the “Technical Report”).

I also consent to any extracts from, or a summary of, the Technical Report in the March 27, 2023, news release of Alamos Gold Inc. (the “News Release”).

I certify that I have read the News Release filed by Alamos Gold Inc. and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

DATED this 27th day of March 2023

“Original Signed”
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Michele Lee Cote, P.Geo